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                             November 30, 2023

       Shuo Shi
       Chief Executive and Operations Officer
       WiMi Hologram Cloud Inc.
       Room #2002, Building A, Wentley Center
       1st West Dawang Road, Chaoyang District
       Beijing, The People   s Republic of China, 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 13, 2023
                                                            File No. 001-39257

       Dear Shuo Shi:

              We have reviewed your November 13, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 18. Financial Statements
       Note 13. Goodwill, page F-50

   1. We note your responses to prior comments 1 and 2, however, it remains unclear to us how you determined that the
fair value of your reporting units was approximately $192 million
                                                        when the company   s
total market capitalization was only $64 million at the time of your goodwill analysis. We
further note that the company   s total market capitalization has
                                                        remained significantly
below the total fair value of your reporting units throughout fiscal
                                                        2023. Please address
the following:
                                                            The growth rate
projections used in your analysis do not appear to be in line with historical revenue
trends for the consolidated company and specifically
                                                            the AR advertising
services segment for which Shenzhen Yidian and Shenzhen Yitian
 Shuo Shi
WiMi Hologram Cloud Inc.
November 30, 2023
Page 2
              are included. Provide all evidence used to support the expected revenue growth for both reporting units or explain in further detail the basis for such assumptions.
                Describe the trends in these two reporting units over the last several years and explain how such trends factored into your assumptions.
                Tell us whether your revenue growth projections still reflect management's view of future performance. If so, explain how you considered the decrease in Holographic
              AR advertising revenue during the first half of fiscal 2023 compared to your growth rate projections of 200% and 707% for the Shenzhen Yidian and Shenzhen Yitian
              reporting units, respectively.
                Explain how the discount rate used in your valuation was determined and how management determined such rate was appropriate.
                Tell us whether a sensitivity analysis was performed for the Shenzhen Yidian and
              Shenzhen Yitian reporting units and if so, what those results were.
                Tell us whether you performed any interim impairment analysis or tell us how you determined that such analysis was not necessary.
2. Please clarify whether the December 31, 2022 carrying value for each reporting unit included in your response to prior comment 1 includes the goodwill allocated to each respective reporting unit. In this regard, it is unclear why you are adjusting for net goodwill in calculating the percentage by which fair value exceeds carrying value. Please explain or revise.
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameShuo Shi                                      Sincerely,
Comapany NameWiMi Hologram Cloud Inc.
                                                                Division of
Corporation Finance
November 30, 2023 Page 2                                        Office of
Technology
FirstName LastName